EXHIBIT 20

                          NEWS RELEASE

Immediate

Gerald J. Sweda

(262) 636-1361

Modine expects steady sales for one more fiscal year

     RACINE, Wis., June 9, 2000 - Modine Manufacturing Company (NASDAQ:MODI) expects sales in the fiscal year ending March 31, 2001, to be about the same as the year before, setting the stage for more rapid growth afterwards, according to the company's Annual Report that was mailed to shareholders today.

     "Our company is well positioned now," said Chairman Richard T. Savage and President and CEO Donald R. Johnson, "with the required capacity in place to take advantage of new business programs stemming from our developmental activities. Some of these will begin later in this new fiscal year, and we expect large, incremental increases over the next several years, coming from increased market penetration and new product lines."

     Modine is a world leader at solving heating and cooling problems in vehicles, buildings, and off-highway and industrial equipment. Modine has annual sales of more than $1 billion and has about 8,300 employees worldwide. Modine can be found on the Internet at www.modine.com.

     This news release's forward-looking statements about sales involve risks and uncertainties, as detailed on page 17 of the 2000 Annual Report to shareholders.
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